PAYPAL HOLDINGS, INC.

2211 North First Street

San Jose, California 95131

June 26, 2015

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PayPal Holdings, Inc.
Registration Statement on Form 10
File No. 001-36859

Dear Ms. Ransom:

Reference is made to the Registration Statement on Form 10 (File No. 001-36859) (as amended to date, the “Registration Statement”), filed by PayPal Holdings, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

eBay Inc. (“eBay”) has set July 8, 2015 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur at 11:59 p.m., Eastern time, on July 17, 2015. eBay and the Company would like to make the information statement filed as an exhibit to the Registration Statement available to the stockholders of the Company as soon as possible. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on June 29, 2015, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Trevor S. Norwitz of Wachtell, Lipton, Rosen & Katz at (212) 403-1333. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Norwitz and that such effectiveness also be confirmed in writing.

Very truly yours,

PAYPAL HOLDINGS, INC.

By:	/s/ Daniel H. Schulman
Name: Daniel H. Schulman
Title: President and Chief Executive Officer